Exhibit 99.(a)(1)(F)

ALTICE USA, INC.

NOTICE TO CERTAIN HOLDERS OF STOCK OPTIONS

RE: OFFER TO PURCHASE CLASS A COMMON STOCK OF ALTICE USA, INC.

November 23, 2020

As you may already know, Altice USA, Inc. (“Altice USA”) has recently announced a tender offer to purchase for cash its Class A common stock, $0.01 par value per share (the “Class A common stock” or “shares”), having an aggregate purchase price of up to $2.5 billion at a price not greater than $36.00 per share nor less than $32.25 per share, to the seller in cash, less any applicable withholding taxes and without interest, through a modified “Dutch auction” tender offer upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 23, 2020 and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

The Offer is subject to a number of terms and conditions that are described in Offer documents. You are receiving this letter because you hold either (1) vested stock options or (2) stock options that will vest on or before December 16, 2020, in advance of the date on which the Offer expires (one (1) minute after 11:59 P.M., New York City time, on Monday, December 21, 2020 (“Expiration Time”), unless the Offer is extended or terminated), which is the deadline for participating in the Offer. This letter provides a brief overview of the Offer and the steps you need to take if you wish to participate.

If you do decide to exercise your vested stock options and participate in the Offer, you should be aware that you must exercise your vested stock options, in the method described below, no later than 11:59 p.m., New York City time, on Wednesday, December 16, 2020, to allow Fidelity enough time to facilitate your exercise and to transfer shares of Class A common stock to your Fidelity brokerage account prior to the Expiration Time. If the Class A common stock you receive upon exercise of options are deposited into a brokerage account, you will have to meet any earlier deadline set by the brokerage firm for their receipt of your instruction to tender shares of Class A common stock in your account.

An option exercise procedure can take several days, so you should plan your decisions accordingly. For further information, or if you have any questions relating to exercising your options, including those relating to the applicable deadlines, contact our stock plan administrator, Fidelity Stock Plan Services LLC (“Fidelity”) as described below.

Procedure for Option Holders to Participate

The Offer is generally being made to all of Altice USA’s shareholders. Because you hold vested options (or hold options that will vest before the Offer expires), you may participate in the Offer by first exercising your vested stock options, in the method described herein, and then second, tendering your shares of Class A common stock resulting from the exercise in accordance with the terms and conditions of the Offer documents set forth below.

For information about your stock option grants, including grant date, exercise price, vesting dates, number of vested shares of Class A common stock, and expiration dates, please access your account with Fidelity on the Fidelity stock plan administration platform at www.netbenefits.com. Representatives of Fidelity are also available if you have questions related to your stock options, or if you need assistance in exercising your vested stock options.

You should also review the prospectuses prepared in connection with the registration on Form S-8 of the Altice USA Class A common stock underlying your stock options. The prospectuses are available on Fidelity’s stock plan administration platform at www.netbenefits.com.

If you are a former employee of Altice USA or its subsidiaries, your vested stock options generally remain exercisable for 120 days following the effective date of your termination of employment, unless you were terminated due to death or disability; however, you should review your award agreement to confirm the expiration date of your stock options. Please keep the expiration date of your stock options in mind when making a decision about whether to participate in the Offer. The Offer will not extend the expiration date or otherwise modify the terms of your options.

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If you decide to exercise your vested stock options in order to participate in the Offer, you must exercise your stock options in a manner that will allow you to receive shares of Class A common stock upon exercise. This can be accomplished in one of two ways. You may either (1) initiate an “exercise-and-hold” transaction, which will require you to exercise your stock options by depositing cash or borrowing on margin using other securities in your Fidelity account as collateral to pay the exercise price of the option, brokerage commissions and taxes, or (2) initiate an “exercise-and-sell-to-cover” transaction, which will require you to exercise your stock options by selling just enough shares of Class A common stock underling your stock option to cover the stock option cost, taxes and brokerage commissions. Ordinarily, you can also elect to exercise your stock options through an “exercise-and-sell” transaction (also called a “cashless” exercise), which allows you to buy shares of Class A common stock underlying your stock option and selling the acquired shares at the same time without using your own cash. If you intend to tender shares received upon exercise of your stock options, do not elect to effectuate an “exercise-and-sell” transaction to exercise your stock options, as it will result in you receiving a cash payment rather shares of Class A common stock, which you will need to tender in order to participate in the Offer.

Following exercise, you will receive shares of Altice USA Class A common stock that you may tender in the Offer if you so choose prior to the Expiration Time. You should evaluate all of the Offer documents to determine if participation would be advantageous to you. The Offer documents consist of (1) an Offer to Purchase dated November 23, 2020, and (2) the Letter of Transmittal. You can obtain a copy of the Offer documents from D.F. King & Co., Inc., the information agent for the Offer, at 1-866-745-0271. The Offer to Purchase sets forth all of the terms and conditions of the Offer, some of which are summarized below. If you hold share certificates registered in your own name, the Letter of Transmittal is the form you would use to inform Altice USA that you wish to participate in the Offer. If you have Class A common stock that you receive upon exercise of options deposited into your Fidelity brokerage account, Fidelity will be required to tender Class A common stock on your behalf, and you must complete any forms required to instruct Fidelity to tender on your behalf and must meet any deadlines set by Fidelity for receipt of those forms. If you are considering exercising your stock options and participating in the Offer and have any questions, you should contact Fidelity (at 1-800-544-9354) regarding exercising your stock options or D.F. King & Co., Inc. (at 1-866-745-0271) regarding the Offer.

Whether or not you choose to exercise your stock options, and whether or not you choose to participate in the Offer, is entirely your decision. Altice USA’s Board of Directors has approved the making of the Offer. However, neither Altice USA nor its Board of Directors is making any recommendation as to whether you should exercise your stock options, whether you should participate in the Offer or, if you decide to participate, at what purchase price or purchase prices you may tender your shares of Class A common stock in the Offer. You should review the Offer materials, each as may be amended or supplemented from time to time, including the Offer to Purchase and the Letter of Transmittal, and consult your own tax, financial and other personal advisors before determining whether to exercise options and whether to participate in the Offer.

If you wish to exercise all or a portion of your vested stock options in order to tender the underlying shares of Class A common stock in the Offer, you must exercise your stock options, in the manner described above, no later than 11:59 p.m., New York City time, on Wednesday, December 16, 2020, to allow Fidelity enough time to facilitate your exercise and to transfer shares of Class A common stock to your Fidelity brokerage account prior to the Expiration Time.

If you do elect to exercise your stock options, the exercise is not revocable, even if all or a portion of your shares of Class A common stock are not accepted in the Offer.

Summary of Terms of the Offer

The terms and conditions of the Offer are fully set forth in the Offer to Purchase and the Letter of Transmittal, available from D.F. King & Co., Inc., the information agent for the Offer, at 1-866-745-0271. The summary set forth below is intended only to provide you with a brief overview of the Offer so that you can determine whether you want to obtain a copy of the Offer documents for further review. This summary is qualified entirely by the terms and conditions set forth in the Offer documents.

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Altice USA is offering to purchase for cash its Class A common stock, $0.01 par value per share, having an aggregate purchase price of up to $2.5 billion at a price not greater than $36.00 per share nor less than $32.25 per share, to the seller stockholders in cash, less any applicable withholding taxes and without interest, through a modified “Dutch auction” tender offer upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 23, 2020 and the related Letter of Transmittal.

Tendering stockholders may specify a price not greater than $36.00 per share nor less than $32.25 per share (in increments of $0.25) at which they are willing to sell their shares pursuant to the Offer. On the terms and subject to the conditions of the Offer, the Company will designate a single per share price that the Company will pay for shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. The Company will select the lowest purchase price, not greater than $36.00 per share nor less than $32.25 per share, that will allow it to purchase shares of Class A common stock having an aggregate purchase price of $2.5 billion, or a lower amount depending on the number of shares of Class A common stock properly tendered and not properly withdrawn (such purchase price, the “Final Purchase Price”). Only shares validly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be eligible for purchase in the Offer. All shares of Class A common stock acquired in the Offer will be acquired at the Final Purchase Price, including those shares of Class A common stock tendered at a price lower than the Final Purchase Price. However, due to the “odd lot” priority, proration and conditional tender offer provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if the number of shares properly tendered at or below the Final Purchase Price and not properly withdrawn have an aggregate value in excess of $2.5 billion (based on the Final Purchase Price). The Company reserves the right, in its sole discretion, to change the purchase price range per share and to increase or decrease the aggregate value of shares sought in the Offer, subject to applicable law. In accordance with the rules of the U.S. Securities and Exchange Commission (“SEC”), the Company may purchase in the Offer up to an additional 2% of its outstanding shares without amending or extending the Offer.

The Company will purchase only those shares properly tendered and not properly withdrawn upon the terms and conditions of the Offer. All shares accepted for payment will be paid promptly after the Expiration Time, to the seller in cash, less any applicable withholding taxes and without interest.

If you exercise any of your vested stock options, and Altice USA does not accept the tender of all or any of your shares of Class A common stock for any reason, including, without limitation, oversubscription, you will not be able to rescind your stock option exercise.

Tax Implications

You should consult your own tax advisor as to the particular U.S. federal income tax consequences to you of exercising your stock options and tendering shares of Class A common stock pursuant to the Offer and the applicability and effect of any state, local or foreign tax laws and other tax consequences with respect to option exercises and the Offer.

THE OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM, OR ON BEHALF OF, HOLDERS OF CLASS A COMMON STOCK IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

Stock plan recordkeeping and administrative services are provided by Fidelity. Altice USA and Fidelity are not affiliated. This material has been prepared and distributed by Altice USA and it is solely responsible for its accuracy.

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